Amarc Resources Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

SEPTEMBER 30, 2018 AND 2017

(Unaudited – Expressed in Canadian Dollars)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Financial Position

(Unaudited – Expressed in Canadian Dollars)

		September 30,	March 31,
	Note	2018	2018

ASSETS

Current assets
Cash and cash equivalents	3	$1,515,167	$3,308,469
Amounts receivable and other assets	5	131,511	85,574
Marketable securities		56,873	57,461
		1,703,551	3,451,504
Non-current assets
Restricted cash	4	173,143	173,143

TOTAL ASSETS		$1,876,694	$3,624,647

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	7	$174,190	$364,099
Advanced contributions received	6	337,281	1,102,714
Balance due to a related party	10(b)	138,848	148,877
		650,319	1,615,690
Non-current liabilities
Director's loan	8	824,573	763,544

Total liabilities		1,474,892	2,379,234

Shareholders' equity
Share capital	9	63,884,056	63,884,056
Reserves	9	5,142,434	5,143,022
Accumulated deficit		(68,624,688)	(67,781,665)
		401,802	1,245,413

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,876,694	$3,624,647

Nature and continuance of operations (note 1)

Event occuring after the reporting period (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Robert A. Dickinson	/s/ Scott D. Cousens

Robert A. Dickinson	Scott D. Cousens
Director	Director

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Loss (Income)

(Unaudited – Expressed in Canadian Dollars, except for weighted average number of shares)

		Three months ended September 30,		Six months ended September 30,
	Note	2018	2017	2018	2017

Expenses
Exploration and evaluation	10, 11	$2,482,342	$3,974,536	$3,673,475	$4,417,202
Assays and analysis		163,105	82,295	248,194	105,176
Drilling		427,109	712,759	691,142	712,759
Equipment rental		48,848	43,506	73,523	43,612
Geological, including geophysical		505,579	1,010,596	867,965	1,104,553
Helicopter and fuel		754,204	1,401,869	802,389	1,457,219
Property costs and assessments		–	–	198	155,870
Site activities		494,501	606,510	821,836	647,762
Socioeconomic		36,012	68,591	96,186	130,961
Travel and accommodation		52,984	48,410	72,042	59,290

Administration		302,790	341,626	490,693	551,518
Legal, accounting and audit		31,976	102,119	32,233	113,818
Office and administration	11(b)	221,181	184,077	357,525	355,588
Shareholder communication		25,252	26,200	64,424	38,480
Travel and accommodation		5,206	3,721	14,353	16,909
Trust and regulatory		19,175	25,509	22,158	26,723

Cost recoveries		(2,710,399)	(4,505,423)	(3,390,332)	(4,505,423)
Pursuant to IKE agreements	6(a)	(1,361,403)	(2,710,029)	(1,456,051)	(2,710,029)
Pursuant to JOY agreement	6(b)	(1,348,996)	(1,795,394)	(1,934,281)	(1,795,394)

		74,733	(189,261)	773,836	463,297
Other items
Finance income		(15,312)	(8,854)	(26,997)	(10,369)
Interest expense – director's loans	8	22,685	40,835	45,123	83,219
Transaction cost – director’s loans	8	31,689	91,567	61,029	185,688
Foreign exchange loss		365	(950)	486	(950)
Gain on disposition of marketable securities		(10,454)	–	(10,454)	–
Net loss (income)		$103,706	$(66,663)	$843,023	$720,885

Basic and diluted loss per common share		$0.00	$(0.00)	$0.00	$0.00

Weighted average number of common shares outstanding		168,786,227	147,275,292	168,786,227	146,354,734

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss (Income)

(Unaudited – Expressed in Canadian Dollars)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017

Net loss (income)	$103,706	$(66,663)	$843,023	$720,885

Other comprehensive loss (income)
Items that may be reclassified subsequently to profit and loss:
Revaluation of marketable securities	(10,293)	(1,928)	(9,866)	(558)
Reallocation of the fair value of marketable securities upon disposition	10,454	–	10,454	–
Total other comprehensive loss (income)	161	(1,928)	588	(558)

Comprehensive loss (income)	$103,867	$(68,591)	$843,611	$720,327

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited – Expressed in Canadian Dollars, except for share information)

		Share capital		Reserves
	Note	Number of shares	Amount	Share-based payments reserve	Investment revaluation reserve	Share warrants reserve	Deficit	Total

Balance at April 1, 2017		145,424,061	$59,559,910	$2,202,640	$29,466	$3,508,769	$(65,709,399)	$(408,614)

Net loss		–	–	–	–	–	(720,885)	(720,885)
Other comprehensive loss		–	–	–	558	–	–	558
Total comprehensive loss		–	–	–	558	–	(720,885)	(720,327)

Issuance of common shares pursuant to a private placement, net of issuance costs	9(b)	13,045,500	2,481,300	–	–	–	–	2,481,300
Issuance of common shares pursuant to exercise of share purchase warrants	9(c)	6,555,555	540,000	–	–	–	–	540,000
Reallocation of share warrants reserve to share capital for exercised warrants	9(c)	–	625,846	–	–	(625,846)	–	–

Balance at September 30, 2017		165,025,116	$63,207,056	$2,202,640	$30,024	$2,882,923	$(66,430,284)	$1,892,359

Balance at April 1, 2018		168,786,227	$63,884,056	$2,202,640	$57,459	$2,882,923	$(67,781,665)	$1,245,413

Net loss		–	–	–	–	–	(843,023)	(843,023)
Other comprehensive loss		–	–	–	(588)	–	–	(588)
Total comprehensive loss		–	–	–	(588)	–	(843,023)	(843,611)

Balance at September 30, 2018		168,786,227	$63,884,056	$2,202,640	$56,871	$2,882,923	$(68,624,688)	$401,802

Amarc Resources Ltd.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited – Expressed in Canadian Dollars)

		Six months ended September 30,
	Note	2018	2017

Operating activities
Net loss		$(843,023)	$(720,885)
Adjustments for:
Finance income		(26,997)	(10,369)
Interest expense - director's loan	8	45,123	83,219
Transaction costs - director's loan	8	61,029	185,688
Gain on disposition of marketable securities		(10,454)	–

Changes in working capital items
Amounts receivable and other assets		(45,937)	(162,716)
Advanced contributions received	6	(765,433)	683,993
Restricted cash		–	(60,328)
Accounts payable and accrued liabilities		(189,909)	1,024,156
Balance due to a related party		(10,029)	(4,472)
Cash (used in) provided by operating activities		(1,785,630)	1,018,286

Investing activities
Interest received		26,997	10,369
Proceeds from disposition of marketable securities		10,454	–
Cash provided by investing activities		37,451	10,369

Financing activities
Net proceeds from issuance of common shares pursuant to a private placement	9(b)	–	2,481,300
Net proceeds from issuance of common shares pursuant to exercise of share purchase warrants	9(c)	–	540,000
Repayment of director's loans	8	–	(1,000,000)
Interest paid on director's loans	8	(45,123)	(83,219)
Cash (used in) provided by financing activities		(45,123)	1,938,081

(Decrease) increase in cash and cash equivalents		(1,793,302)	2,966,736
Cash and cash equivalents, beginning balance		3,308,469	930,890
Cash and cash equivalents, ending balance	3	$1,515,167	$3,897,626
			$5,282,677
Supplementary cash flow information:

Components of cash and cash equivalents
Bank demand deposits		$1,469,167	$930,890
Guaranteed investment certificates		46,000	–
		$1,515,167	$930,890

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Amarc Resources Ltd. (the "Company" or "Amarc") is incorporated under the laws of the province of British Columbia ("BC"), and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in BC. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to continue the exploration and development of its mineral property interests and to obtain the permits necessary to mine, and on future profitable production or proceeds from the disposition of its mineral property interests.

These condensed consolidated interim financial statements (the “Financial Statements”) have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company will need to seek additional financing in the long run. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to be able to obtain additional financial resources or will achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities. These factors indicate the existence of a material uncertainty that raises significant doubt about the Company’s ability to continue as a going concern.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)	Statement of compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board ("IASB"), and interpretations by the IFRS Interpretations Committee (“IFRIC”). These Financial Statements do not include all of the information and footnotes required by International Financial Reporting Standards ("IFRS") for complete financial statements for year-end reporting purposes. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended March 31, 2018. Results for the reporting period ended September 30, 2018 are not necessarily indicative of future results. The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual financial statements which are filed under the Company’s profile on SEDAR at www.sedar.com.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Board of Directors of the Company authorized these Financial Statements for issuance on November 26, 2018.

(b)	Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the financial statements of the Company and its only subsidiary named 1130346 B.C. Ltd. (the “Subco”), incorporated under the laws of BC, for the purposes of entering into an option agreement (note 6(b)). As of September 30, 2018 the Subco did not have any asset, liability, income or expense. Intercompany balances and transactions are eliminated in full on consolidation.

Certain comparative amounts have been reclassified to conform to the presentation adopted in the current year.

(c)	Significant accounting estimates and judgments

The critical judgements and estimates applied in the preparation of these Financial Statements are consistent with those applied in the Company’s audited financial statements as at and for the year ended March 31, 2018.

(d)	Accounting standards, interpretations and amendments to existing standards

Accounting policies adopted during the current period

IFRS 9, Financial Instruments

On April 1, 2018, the Company adopted IFRS 9, Financial Instruments (“IFRS 9”), which replaces IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification and measurement of financial liabilities. However, it eliminates the previous IAS 39 categories for financial assets of held to maturity, loans and receivables and available-for-sale.

The Company has applied the changes in accounting policy retrospectively; however, in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities. The impact of IFRS 9 on the classification and measurement of financial assets is set out below.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Under IFRS 9, on initial recognition, a financial asset is classified as measured at: amortized cost; Fair Value through Other Comprehensive Income (“FVTOCI”) (debt/equity investment); or, Fair Value Through Profit or Loss (“FVTPL”). The classification of financial assets under IFRS 9 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding (“SPPI Test”).

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

A debt investment is measured at FVTOCI if it meets both of the following conditions and is not designated as at FVTPL:

●	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

●	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income ("OCI"). This election is made on an investment-by-investment basis.

Debt investments at FVTOCI are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

All financial assets not classified as measured at amortized cost or FVTOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVTOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

A financial asset (unless it is a trade receivable without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition. The directly attributable transaction costs of a financial asset classified as at FVTPL are expensed in the period in which they are incurred.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

On the date of initial application, April 1, 2018, the financial instruments of the Company were as follows, with any reclassification noted:

	Measurement Basis		Carrying Amount
	Original (IAS 39)	New (IFRS 9)	Original (IAS 39)	New (IFRS 9)	Difference Gain/(loss)
Current financial assets
Cash	Amortized cost	Amortized cost	3,950,591	3,950,591	–
Amounts receivable	Amortized cost	Amortized cost	54,649	54,649	–
Marketable securities	Available-for-sale	FVTOCI[1]	46,579	46,579	–

Non-current financial assets
Restricted cash	Amortized cost	Amortized cost	173,143	173,143	–

Current financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	326,960	326,960	–
Advanced contributions received	Amortized cost	Amortized cost	2,529,911	2,529,911	–
Balance due to a related party	Amortized cost	Amortized cost	69,538	69,538	–

Non-current financial liabilities
Director’s loan	Amortized cost	Amortized cost	792,884	792,884	–
					–

1 Upon initial adoption on April 1, 2018, the Company has designated it’s marketable securities as at FVTOCI.

IFRS 15, Revenue from Contracts with Customers

On April 1, 2018, the Company adopted IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers and SIC 31, Revenue – Barter Transactions Involving Advertising Services.

IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer.

The adoption of IFRS 15, applied retrospectively, did not have a material impact on the Company’s financial statements.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Accounting standards issued but not yet effective

Effective for annual periods beginning on or after January 1, 2019:

●	IFRS 16, Leases

The Company has not early adopted these new standards or amendments to existing standards and does not expect the impact of these standards on the Company's financial statements to be material.

3.	CASH AND CASH EQUIVALENTS

The Company's cash is invested in business and savings accounts which are available on demand by the Company.

4.	RESTRICTED CASH

Restricted cash represents amounts held in support of exploration permits. The amounts are refundable subject to the consent of regulatory authorities upon the completion of any required reclamation work on the related projects.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	September 30,	March 31,
	2018	2018
Sales tax refundable	$131,511	$43,019
Prepaid insurance	–	42,555
	$131,511	$85,574

6.	EXPLORATION AND EVALUATION EXPENSES AND COST RECOVERIES

(a)	IKE Project

The IKE Project is located in south-central BC. In July 2017, the Company announced it had entered into a Mineral Property Farm-In Agreement with Hudbay Minerals Inc. (“Hudbay”), pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership interest in the IKE Project. The Company initially records the amount of contributions received or receivable from Hudbay pursuant to the IKE Property Farm-In Agreement as a liability (advance contributions received) in the Statement of Financial Position, and subsequently reallocates amounts to cost recoveries in the Statement of Loss as it incurs expenditures against such contributions.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	JOY Project

The JOY Project, located in north-central BC, comprises the JOY and PINE properties, and certain adjacent claims (the “Staked Claims”) acquired directly by Amarc. In November 2016, the Company entered into a purchase agreement with a private company wholly-owned by one of its directors (note 10(c)) to purchase 100% of the JOY property for the reimbursement of the vendor’s direct acquisition costs of $335,299. In addition, Amarc concluded agreements with each of Gold Fields Toodoggone Exploration Corporation (“GFTEC”) and Cascadero Copper Corporation (“Cascadero”) in mid-2017 pursuant to which Amarc can purchase 100% of the PINE property. Subsequently, Hudbay and Amarc agreed to incorporate both the PINE property and the Staked Claims into the JOY Project.

In August 2017, the Company announced that it had entered into a Mineral Property Farm-In Agreement with Hudbay, pursuant to which Hudbay may acquire, through a staged investment process, up to a 60% ownership in the JOY Project. The Company initially records the amount of contributions received or receivable from Hudbay pursuant to the JOY Property Farm-In Agreement as a liability (advance contributions received) in the Statement of Financial Position, and subsequently reallocates amounts to cost recoveries in the Statement of Loss as it incurs expenditures against such contributions.

(c)	DUKE Project

In November 2016, the Company entered into a purchase agreement with a private company wholly owned by one of its directors (note 10(c)) to purchase a 100% interest in the DUKE property for the reimbursement of the vendor’s direct acquisition costs of $168,996. The DUKE property is located in central BC.

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	September 30,	March 31,
	2018	2018
Amounts payable	$174,190	$364,099

8.	DIRECTOR’S LOAN

	Six months ended	Year ended
	September 30, 2018	March 31, 2018
Opening balance	$763,544	$1,330,500
Repayments	–	(1,000,000)
Amortisation of transaction costs	61,029	433,044
Closing balance	$824,573	$763,544

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Interest on director's loan	$22,685	$40,835	$45,123	$83,219
Amortization of transaction costs	31,689	91,567	61,029	185,688
Total	$54,374	$132,402	$106,152	$268,907

2015-Loan Agreement

In September 2015, the Company entered into a loan agreement (the “2015-Loan Agreement”) with its Director and Chairman, Robert Dickinson (the “Lender”) pursuant to which the Lender advanced to the Company a principal sum of $500,000 with a two-year term and at an interest rate of 7% per annum. Pursuant to the 2015-Loan Agreement, the Company issued 5,555,555 common share purchase warrants to the Lender with an expiry term of two years and exercise price of $0.09.

The 2015-Loan Agreement was fully repaid in September 2017.

2016-Loan Agreement

In November 2016, the Company and the Lender entered into another loan agreement (the “2016-Loan Agreement”), pursuant to which a previous loan agreement for a principal sum of $1,000,000 and with a due date of November 26, 2016 was extended for three years on customary conditions, and the principal sum was increased to $1,500,000 by way of an additional advance of $500,000 to fund mineral property acquisitions (note 6(b) and (c)). The 2016-Loan Agreement is subject to a fixed interest at 9% per annum. Pursuant to the 2016-Loan Agreement, the Company issued to the Lender a loan bonus comprising of 10,000,000 common share purchase warrants (note 9(c)) with a three-year term and an exercise price of $0.08 per share.

During the year ended March 31, 2018, $500,000 of this loan was repaid to the Lender, leaving a balance outstanding of $1,000,000.

These advances were measured as financial liabilities at their (cash) transaction values, with the unamortized balance of directly applicable costs, comprised of the fair values of the bonus warrants granted, representing a partially offsetting asset balance. Such costs are being expensed pro-rata over the term of the debt, with the effect on the balance sheet presentation being that the aggregate debt is accreted towards its face value.

9.	CAPITAL AND RESERVES

(a)	Authorized and outstanding share capital

The Company's authorized share capital consists of an unlimited number of common shares (“Common Shares”) without par value and an unlimited number of preferred shares. All issued Common Shares are fully paid. No preferred shares have been issued.

As at September 30, 2018 and March 31, 2018, there were 168,786,227 Common Shares issued and outstanding.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Issued share capital

In September 2017, the Company announced a private placement financing, issuing 13,045,500 Common Shares at a price of $0.20 per Common Share for gross proceeds of $2,609,100, and incurred share issuance costs of $127,800 for net proceeds of $2,481,300.

(c)	Share purchase warrants

The following common share purchase warrants were outstanding at September 30, 2018 and March 31, 2018:

	Exercise price	September 30, 2018	March 31, 2018
Issued pursuant to:
the 2016-Loan Agreement(i)	$0.08	5,000,000	5,000,000
Total		5,000,000	5,000,000

(i)	In November 2016, 10,000,000 share-purchase warrants were issued pursuant to the 2016-Loan Agreement (note 8); the fair value of these warrants at issue was determined to be $607,406 at $0.061 per warrant, using the Black Scholes option pricing model and based on the following assumptions: risk-free rate of 0.79%; expected volatility of 135%; the underlying’s market price of $0.08, expiry term of 3 years; and dividend yield of nil. These warrants expire in November 2019. In September 2017, 5,000,000 of these warrants were exercised.

10.	RELATED PARTY TRANSACTIONS

(a)	Transactions with key management personnel

Key management personnel (“KMP”) are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include all directors of the Company.

Note 8 includes the details of a director’s loans. Note 6 includes the details of the acquisition of mineral property interests from a private entity wholly-owned by one of the Company’s directors.

During the three and six months ended September 30, 2018 and 2017, the Company’s President and Director, Chief Financial Officer, and Corporate Secretary provided services to the Company under a service agreement with Hunter Dickinson Services Inc. (note 10(b)). There was no other transaction with KMP during the three and six months ended September 30, 2018 and 2017.

(b)	Balances and transactions with Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company has two Directors in common with HDSI, namely: Robert Dickinson and Ronald Thiessen. In addition, the Company’s President and Director, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company. Because of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. Services from HDSI are provided on a non-exclusive basis. The Company is not obligated to acquire any minimum amount of services from HDSI. The value of services received from HDSI is determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

HDSI also incurs third-party costs on behalf of the Company; such third-party costs are reimbursed by the Company to HDSI at cost without any markup and such costs include, for example, directors and officers insurance, travel, conferences, and communication services.

The following is a summary of transactions with HDSI that occurred during the reporting period:

Transactions with HDSI	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Services received from HDSI and as requested by Amarc	$476,000	$434,000	$832,000	$686,000
Information technology-infrastructure and support services	15,000	15,000	30,000	30,000
Reimbursement, at cost, of 3rd party expenses incurred by HDSI on behalf of Amarc	40,000	34,000	59,000	73,000
	$531,000	$483,000	$921,000	$789,000

(c)	Balances and transactions with United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s Directors. UMS is engaged in the acquisition and exploration of mineral property interests.

Amarc Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2018 and 2017

(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The following is a summary of transactions with UMS that occurred during the reporting period:

Transactions with UMS	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Services received from UMS and as requested by Amarc	$7,000	$10,000	$8,000	$10,000
Reimbursement of third-party expenses incurred by HDSI on behalf of Amarc	–	12,000	19,000	12,000
	$7,000	$22,000	$27,000	$22,000

11.	SUPPLEMENTARY INFORMATION TO STATEMENT OF LOSS

(a)	Employee salaries and benefits

The employees’ salaries and benefits included in exploration and evaluation expenses and administration expenses are as follows:

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Salaries and benefits included in the following:
Exploration and evaluation expenses	$484,000	$313,000	$774,000	$436,000
General and adminstration expenses (i)	144,000	173,000	280,000	311,000
	$628,000	$486,000	$1,054,000	$747,000

(i)	This amount includes salaries and benefits included in office and adminstration expenses (note 11(b)) as well as other expenses classificed as general and administration expenses.

(b)	Office and administration expenses

Office and administration expenses include the following:

	Three months ended September 30,		Six months ended September 30,
	2018	2017	2018	2017
Salaries and benefits	$128,000	$86,000	$241,000	$214,000
Insurance	74,000	82,000	74,000	107,000
Data processing and retention	15,000	15,000	30,000	30,000
Other office expenses	4,000	1,000	12,000	5,000
	$221,000	$184,000	$357,000	$356,000

12.	EVENT OCCURING AFTER THE REPORTING PERIOD

After the end of the reporting period, in October 2018, the company issued 1,666,667 Common Shares pursuant to the PINE Property option agreement (note 6(b)).